                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16

                                      UNDER

                       THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF NOVEMBER 2005

                         Commission File Number 1-15114

               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
                               (Registrant's name)

                      SUITE 355, 10333 SOUTHPORT ROAD S.W.
                        CALGARY, ALBERTA, CANADA T2W 3X6
                    (Address of principal executive offices)

1.   Form 52-109F2 - Certificate of Interim Filings (CEO);

2.   Form 52-109F2 - Certificate of Interim Filings (CFO);

3.   Interim Financial Statements for the period ending September 30, 2005; and

4.   MD&A for the period ending September 30, 2005.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F   X   Form 40-F
                                   -----           -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes       No   X
                                   -----    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Anthony Clark International Insurance Brokers Ltd., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 7, 2005

ANTHONY CLARK INTERNATIONAL
INSURANCE BROKERS LTD.


By: "Joseph Giuffre"
    ---------------------------------
    Joseph P. Giuffre
    Director and Corporate Secretary

                                  FORM 52-109F2
                        CERTIFICATION OF INTERIM FILINGS

I, Primo Podorieszach, the Chief Executive Officer, certify that:

1. I have reviewed the interim filings (as this term in defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Anthony Clark International Insurance Brokers Ltd. (the "Issuer") for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which is was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have:

     (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 14, 2005.


"Primo Podorieszach"
-------------------------------------
Primo Podorieszach
Chief Executive Officer

                                  FORM 52-109F2
                        CERTIFICATION OF INTERIM FILINGS

I, Mahesh Bhatia, the Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term in defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Anthony Clark International Insurance Brokers Ltd. (the "Issuer") for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which is was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have:

     (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 14, 2005.


"Mahesh Bhatia"
-------------------------------------
Mahesh Bhatia
Chief Financial Officer

               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.

                               SECOND QUARTER 2005

                          INTERIM FINANCIAL STATEMENTS

                    FOR THE THREE MONTHS AND SIX MONTHS ENDED

                                 SEPTEMBER 2005

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
INTERIM CONSOLIDATED BALANCE SHEETS

                                                                  SEPTEMBER 30,    MARCH 31,
                                                                       2005           2005
                                                                  -------------   -----------
                                                                   (UNAUDITED)     (AUDITED)
ASSETS

CURRENT ASSETS:
   Cash                                                           $    598,262    $   401,944
   Accounts receivable                                               1,508,071      1,708,085
   Prepaid expenses                                                    226,328        221,705
                                                                  ------------    -----------
                                                                     2,332,661      2,331,734
Note receivable                                                        174,165        181,440
Due from director (note 7)                                              40,000         40,000
Computer systems and office equipment                                  324,258        399,442
Customer accounts                                                    4,813,121      5,678,499
Goodwill (note 1)                                                    8,981,062     12,525,334
Deferred financing costs (note 2)                                    2,441,836             --
Non-competition agreements                                             627,253        705,890
                                                                  ------------    -----------
                                                                  $ 19,734,356    $21,862,339
                                                                  ============    ===========

LIABILITIES

CURRENT LIABILITIES:
   Accounts payable and accrued liabilities                       $  1,870,047    $ 1,507,553
   Current portion of long term-debt (note 3)                          216,770             --
   Demand loans                                                             --     17,525,064
   Current portion of obligations under capital leases (note 4)          9,625         20,735
   Income taxes payable                                                119,570         63,877
                                                                  ------------    -----------
                                                                     2,216,012     19,117,229
Obligations under capital leases (note 4)                               13,868         19,231
Long-term debt (note 3)                                             15,840,381             --
Future income taxes                                                    283,755        316,910
                                                                  ------------    -----------
                                                                    18,354,016     19,453,370
                                                                  ------------    -----------
Commitments (note 8)

SHAREHOLDERS' EQUITY
Share capital (note 5)                                              10,201,802      9,895,142
Contributed surplus                                                  1,333,703        667,585
Cumulative translation adjustments                                      17,549        (29,120)
Deficit                                                            (10,172,714)    (8,124,638)
                                                                  ------------    -----------
                                                                     1,380,340      2,408,969
                                                                  ------------    -----------
                                                                  $ 19,734,356    $21,862,339
                                                                  ============    ===========

Subsequent event (note 11)

See accompanying notes to unaudited interim consolidated financial statements.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(UNAUDITED)

                                                           FOR THE THREE MONTHS            FOR THE SIX MONTHS
                                                            ENDED SEPTEMBER 30,            ENDED SEPTEMBER 30,
                                                       ----------------------------   ----------------------------
                                                            2005           2004            2005           2004
                                                       -------------   ------------   -------------   ------------
Revenue                                                $   2,733,826   $  2,528,979   $   6,167,421   $  5,045,185
Expenses:
   Salaries and wages                                      1,930,599      1,810,099       4,152,850      3,595,335
   Rent                                                      239,503        168,056         477,352        322,958
   General and administrative                                826,859        533,638       1,487,344        950,373
   Stock based compensation                                       --        411,275              --        411,275
   Foreign exchange gain                                          --            369              --            369
                                                       -------------   ------------   -------------   ------------
                                                           2,996,961      2,923,437       6,117,546      5,280,311
                                                       -------------   ------------   -------------   ------------
Earnings before interest, taxes, depreciation and
   amortization                                             (263,135)      (394,458)         49,875       (235,124)
   Interest and financing costs (note 9)                    (337,384)      (395,227)     (1,245,578)      (682,921)
                                                       -------------   ------------   -------------   ------------
Earnings (loss) before depreciation and amortization        (600,519)      (789,685)     (1,195,703)      (918,045)
   Depreciation and amortization                            (408,958)      (268,753)       (829,835)      (457,671)
                                                       -------------   ------------   -------------   ------------
Earnings (loss) before income taxes                       (1,009,477)    (1,058,437)     (2,025,538)    (1,375,716)
   Income taxes:
   Current                                                       858             --         (55,693)            --
   Future                                                     14,987          1,221          33,155        (40,356)
                                                       -------------   ------------   -------------   ------------
                                                              15,845          1,221         (22,538)       (40,356)
                                                       -------------   ------------   -------------   ------------
Net earnings (loss)                                         (993,632)    (1,057,216)     (2,048,076)    (1,416,072)
Deficit, beginning of period as previously reported       (9,179,082)    (4,013,341)     (8,124,638)    (3,502,196)
   Effect of change in accounting policy for:
      Stock based compensation                                    --             --              --       (152,288)
                                                       -------------   ------------   -------------   ------------
Deficit, end of period as restated                      ($10,172,714)   ($5,070,556)   ($10,172,714)   ($5,070,556)
                                                       =============   ============   =============   ============
Earnings (loss) per share, basic and diluted                   (0.12)         (0.13)          (0.25)         (0.18)
                                                       -------------   ------------   -------------   ------------

See accompanying notes to unaudited interim consolidated financial statements.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW
(UNAUDITED)

                                                             FOR THE THREE MONTHS          FOR THE SIX MONTHS
                                                             ENDED SEPTEMBER 30,          ENDED SEPTEMBER 30,
                                                          -------------------------   ---------------------------
                                                             2005          2004           2005           2004
                                                          ----------   ------------   ------------   ------------
Cash flow from (used in) operating activities:

Net earnings (loss)                                        ($993,632)   ($1,057,216)   ($2,048,076)   ($1,416,072)
Adjustments to reconcile net cash provided by operating
   activities
   Depreciation and amortization                             408,958        268,753        829,835        457,671
   Amortization of deferred financing costs and loan         142,132         27,185        159,289         91,257
   discounts
   Loss on disposition of computer equipment                      --             --          9,468             --
   Stock based compensation                                       --        411,275             --        411,275
   Future income taxes                                       (14,987)        (1,221)       (33,155)        40,356
                                                          ----------   ------------   ------------   ------------
                                                            (457,529)      (351,224)    (1,082,639)      (415,514)
Changes in non-cash working capital accounts:
   Accounts receivable                                       430,164       (576,487)       170,637       (692,887)
   Prepaid expenses                                          (99,533)      (128,959)       (11,614)      (279,323)
   Accounts payable and accrued liabilities                  360,364        284,592        440,146        722,272
                                                          ----------   ------------   ------------   ------------
                                                             233,466       (772,078)      (483,470)      (665,451)
                                                          ----------   ------------   ------------   ------------
Cash flow from (used in) financing activities:
   Repayment of long-term debt                               (61,262)        (6,320)    (7,909,188)      (104,422)
   Proceeds from long-term debt                                   --      7,640,973     10,425,561      7,640,973
   Share issue costs                                              --             --             --         (1,974)
   Financing costs paid                                      (50,031)      (269,551)    (1,792,689)      (801,147)
   Restricted cash                                                --         (1,202)            --         (1,675)
                                                          ----------   ------------   ------------   ------------
                                                            (111,293)     7,363,900        723,684      6,731,755
                                                          ----------   ------------   ------------   ------------
Cash flow from (used in) investing activities:
   Additions to computer systems and office equipment         (2,529)       (21,698)        (3,668)       (48,026)
   Business Acquisitions                                          --     (7,828,002)            --     (7,828,002)
                                                          ----------   ------------   ------------   ------------
                                                              (2,529)    (7,849,700)        (3,668)    (7,876,028)
                                                          ----------   ------------   ------------   ------------
Effect of foreign exchange                                   (73,663)        79,081        (40,228)        95,159
                                                          ----------   ------------   ------------   ------------
Increase (decrease) in cash during the period                 45,981     (1,178,797)       196,318     (1,714,565)
Cash, beginning of period                                    552,281      1,453,895        401,944      1,989,663
                                                          ----------   ------------   ------------   ------------
Cash, end of period                                       $  598,262   $    275,098   $    598,262   $    275,098
                                                          ==========   ============   ============   ============
Supplemental cash flow information:
   Interest paid                                          $  467,108   $    230,046   $    866,618   $    477,878
                                                          ==========   ============   ============   ============

See accompanying notes to the unaudited interim consolidated financial statements.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2005
(Expressed in Canadian dollars)
(unaudited)

Anthony Clark International Insurance Brokers Ltd.'s (the "Company") primary business activity involves the operation of general insurance brokerages in Canada and the United States. Shares of the Company trade on the Toronto Stock Exchange ("TSE") under the symbol "ACL" and on the NASDAQ OTC under the symbol "ACKBF". The Company conducts its business in the United States through its wholly-owned subsidiary Addison York Insurance Brokers Ltd. ("Addison"). Revenues are attributed to geographic areas based on the location of resources producing the revenues.

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. The financial information included herein is unaudited. The interim consolidated financial statements follow the same accounting policies and methods of applications as the most recent annual consolidated financial statements for the year ended March 31, 2005. As the interim consolidated financial statements do not contain all the disclosures required in annual financial statements, they should be read in conjunction with the Company's March 31, 2005 audited annual consolidated financial statements.

1.   GOODWILL

     Under the terms of the purchase agreement for the Vista acquisition, there is a provision for the adjustment of the purchase price based on actual commission revenue in the second year after purchase, as defined in the agreement. At September 30, 2005, the purchase price was recalculated resulting in an adjustment to reduce goodwill in the amount of US$2,674,362 and the note payable in the amount of US$2,674,362. The previous payments were reallocated based on a revised amortization table. The previous payments now cover payments to July 2007.

2.   DEFERRED FINANCING COSTS

                                                       September 30,   March 31,
                                                            2005          2005
                                                       -------------   ---------
     Cost                                               $2,593,100        $--
     Accumulated amortization                             (151,264)        --
                                                        ----------        ---
                                                        $2,441,836        $--
                                                        ----------        ---

3.   LONG-TERM DEBT

                                                          September 30,     March 31,
                                                               2005           2005
                                                          -------------   ------------
     Term loan (U.S.$ 8,027,105) with interest at
        the prime rate of interest plus 6.25% per
        annum, but not less than 12% per annum payable
        monthly. Principal repayment is based on an
        excess cash availability formula. The loan
        matures on June 15, 2010 and is collateralized
        by a pledge of all assets of the Company. No
        principal repayments have been made to
        September 30, 2005.                                $ 9,320,272    $         --

     Due on demand (U.S.$ 3,500,000) with interest at
        the prime rate of interest plus 8% per annum,
        with interest only payments until March 24,
        2005 and then repayable in monthly payments of
        approximately $ 95,000 including principal and
        interest, due on March 22, 2011 and
        collateralized by a pledge of all assets of the
        Company and cash held in escrow.                            --       4,233,600

        Cash held in escrow (U.S.$ 500,000)                         --        (609,306)
                                                           -----------    ------------
                                                                    --       3,624,294
                                                           -----------    ------------
     Due on demand (U.S.$ 2,901,558) with interest at
        the prime rate of interest plus 2% per annum,
        with interest only payments until June 14, 2006
        and then repayable in monthly payments of $
        103,446 including principal and interest, due
        on June 14, 2009 and collateralized by a pledge
        of all assets of the Company.                               --       3,509,728

     Note payable (U.S.$ 3,250,000) with interest at
        14% per annum, with interest only payments, due
        on August 31, 2008 and collateralized by a
        pledge of certain assets of the Company.             3,773,575       3,931,200

     Note payable (U.S.$ 811,924) with interest at 7%
        per annum and repayable in monthly payments of
        $ 22,990 including principal and interest, due
        on August 31, 2009 and collateralized by a
        pledge of certain assets of the Company.               942,724       1,089,241

     Note payable (U.S.$ 1,155,000) with interest at 8%
        per annum and repayable in monthly payments of
        $ 27,192 including principal and interest, that
        do not begin until January 1, 2008, due on
        December 31, 2012 and collateralized by a
        pledge of certain assets of the Company.             1,341,070       1,397,088

     Note payable (U.S.$ 585,228) with interest at 7%
        per annum and repayable in monthly payments of
        $ 11,333 including principal and interest, due
        on September 30, 2013 and collateralized by a
        pledge of certain assets of the Company. No
        payments have been made since August 2004 as
        the lending agreement provides for secession of
        payments based on available working capital.
        See Note 1.                                        $   679,510    $  3,973,513
                                                           -----------    ------------
                                                            16,057,151      17,525,064
     Current portion                                          (216,770)    (17,525,064)
                                                           -----------    ------------
                                                           $15,840,381    $         --
                                                           ===========    ============

     On June 15, 2005, the Company closed a U.S. $25,000,000 ($30,750,000)
     secured debt financing arrangement with United States lenders, Bridge Healthcare Finance, LLC and Bridge Opportunity Finance, LLC (collectively, the "Lenders") whereby the Lenders have agreed to provide a U.S. $25,000,000 ($30,750,000) five year term loan facility (the "Facility") to the Company.

     The Company can borrow an aggregate amount, not to exceed at any time outstanding, three times the trailing twelve month adjusted Earnings Before Interest, Income taxes, Depreciation and Amortization ("EBITDA"). The Facility will mature on June 15, 2010. Principal repayments are based upon an excess cash flow availability formula. Interest is payable monthly calculated at the rate of prime plus 6.25% per annum, but at no time less than 12% per annum, with an effective rate reduction of 1.5% and 2.5% for new equity raised of U.S. $3.0 million and U.S. $5.0 million respectively. As additional consideration for providing the Facility, the Company has issued the Lenders a total of 1,439,128 warrants exercisable to purchase 1,439,128 common shares at a price of $0.80 per share until June 15, 2010.

     The Facility has been fully guaranteed and collateralized by the Company.

     The initial term loan proceeds of U.S. $7,527,105 were used to repay the credit facilities that were in default as of March 31, 2005 in the amount of U.S. $6,458,460, and pay the costs of U.S. $1,515,000 incurred in relation to the Facility. Additional legal costs of U.S. $181,223 have been incurred in relation to the Facility. On June 30, 2005, the Company was advanced an additional US $500,000 under the Facility for working capital. The balance of the Facility may only be used to fund permitted acquisitions within the United States.

     The aggregate maturities of long-term debt for the five years subsequent to September 30, 2005 are as follows:

     2006              $   216,770
     2007                  247,222
     2008                  510,349
     2009                4,358,148
     2010 and beyond    10,724,662
                       -----------
                       $16,057,151
                       -----------

4.   OBLIGATIONS UNDER CAPITAL LEASES

                                                                 September 30,   March 31,
                                                                      2005          2005
                                                                 -------------   ---------
     Obligation under capital lease, bearing interest at 9.78%
        per annum and secured by the assets under lease             $ 9,670      $ 12,444

     Obligation under capital lease, bearing interest at 15%
        per annum and secured by the assets under lease              13,823        27,522
                                                                    -------      --------
                                                                     23,493        39,966
     Current portion                                                 (9,625)      (20,735)
                                                                    -------      --------
                                                                    $13,868      $ 19,231
                                                                    =======      ========

5.   SHARE CAPITAL

     Common Shares

     Authorized

          Unlimited common shares without par value

                                       2005                      2004
                              -----------------------   -----------------------
                                Shares       Amount       Shares       Amount
                              ---------   -----------   ---------   -----------
     Issued

     March 31,                7,955,153   $ 9,895,142   7,955,153   $10,001,138
     Share issue costs                                                   (1,974)
     Common shares issued
        for debt settlement     383,325       306,660          --            --

     September 30,            8,338,478   $10,201,802   7,955,153   $ 9,999,164

     The normal course issuer bid expired May 19, 2005. The Company did not repurchase any of its shares during the quarter ended June 30, 2005.

     On August 18, 2005, a debt of US$250,000 was settled by the issuance of 383,325 common shares.

     Share Purchase Warrants

     A summary of the Company's share purchase warrants outstanding and exercisable as at September 30, 2005, and changes related thereto, are as follows:

                                                 Exercise
                                   Outstanding     Price
                                   -----------   --------
     Balance, March 31, 2005          263,098      $1.60
     Issued                         1,439,128       0.80
                                    ---------      -----
     Balance, September 30, 2005    1,702,226      $0.92
                                    ---------      -----

     The share purchase warrants exercisable at $1.60 per warrant expire February 28, 2006 and the share purchase warrants exercisable at $.80 expire June 15, 2010. No share purchase warrants were exercised during the six-month period ended September 30, 2005.

     The fair value of the share purchase warrants issued in the quarter ended June 30, 2005 has been accounted for as Deferred Financing Costs ($664,704).

     The fair value of share purchase warrants issued to Bridge was estimated on the date of award using the Black-Scholes option pricing model with the following assumptions:

                                 2005
                               -------
     Risk-free interest rate       2.6%
     Estimated volatility           67%
     Expected lives            5 years

     The average fair value of share purchase warrants issued during the June 30, 2005 quarter, as calculated using the Black-Scholes option pricing model, was $0.46 per share purchase warrant.

     The Black-Scholes option pricing model was developed for use in estimating the fair value of stock options that have no vesting provisions and are fully transferable. Also, option pricing models require the use of estimates and assumptions including expected volatility. The Company uses expected volatility rates, which are based upon historical volatility rates. Changes in the underlying assumptions can materially affect these fair value estimates.

6.   STOCK-BASED COMPENSATION

     The Company has an incentive stock option plan, which provides for the award of stock options to directors, officers, employees and consultants. A maximum of 1,309,811 common shares are reserved under the plan. The terms and exercise prices of all stock option awards are determined by the directors at the time of issue. All stock options awarded prior to March 31, 2001 vested immediately. Stock options awarded during the year ended March 31, 2002 vest over periods of up to five years. All stock options awarded during the years ended March 31, 2004 and 2005 vested immediately.

     Changes in options during the periods ended September 30, 2005 and March 31, 2005 are as follows:

                                          September 30, 2005        March 31, 2005
                                        ---------------------   ---------------------
                                                    Weighted-               Weighted-
                                                     average                 average
                                        Number of    exercise   Number of    exercise
                                         options      price      options      price
                                        ---------   ---------   ---------   ---------
     Outstanding, beginning of period   1,290,411    $ 1.00     1,308,811    $ 1.23
     Awarded                                   --        --       520,000      1.10
     Cancelled                            (15,000)    (1.10)       (4,000)    (1.00)
     Expired                                   --        --      (534,400)    (1.69)
                                        ---------    ------     ---------    ------
     Outstanding, end of period         1,275,411    $  .99     1,290,411    $ 1.00
                                        =========    ======     =========    ======
     Exercisable, end of period         1,262,411    $  .99     1,277,411    $ 1.00
                                        ---------    ------     ---------    ------

     The following table sets forth information relating to stock options outstanding as at September 30, 2005:

                                     Number        Weighted                    Number
                                  outstanding      average     Weighted-    exercisable    Weighted
                   Range of            at         remaining     average         at          average
                   exercise      September 30,   contractual    exercise   September 30,   exercise
     Expiry         prices            2005           life        price          2005         price
     --------   --------------   -------------   -----------   ---------   -------------   --------
     10/26/06            $1.00       431,000         1.08        $1.00         420,500       $1.00
     03/18/07             1.15         5,000         1.46         1.15           2,500        1.15
     08/29/08             0.81       319,411         2.92         0.81         319,411        0.81
     08/29/08             1.00        15,000         2.92         1.00          15,000        1.00
     08/05/09             1.10       490,000         3.83         1.10         490,000        1.10
     08/16/09             1.25        15,000         3.83         1.25          15,000        1.25
                --------------     ---------         ----        -----       ---------       -----
                $0.81 to $1.25     1,275,411         2.65        $ .99       1,262,411       $ .99
                ==============     =========         ====        =====       =========       =====

7.   RELATED PARTY TRANSACTIONS

     The Company enters into transactions with related parties from time to time in the normal course of business. Related party transactions are measured at the exchange amount, being the amount of consideration established and agreed to between the related parties, unless otherwise noted.

     The amount due from an officer and director bears interest at the Royal Bank of Canada's prime rate of interest and is collateralized by a pledge of marketable securities and a pledge of other personal assets. The amount is repayable on demand but the Company does not anticipate requesting full repayment during the 2006 fiscal year.

     Two directors are also partners with law partnerships. During the six months ended the Company incurred $ 182,940 (2004 -$164,338) of legal fees with these law partnerships.

     The Company processed certain of its insurance policy sales through facilities owned by an officer of the subsidiary. During the quarter ended June 30, 2005, the Company processed $ 667,269 (2004 - $ 723,244) of revenue through this arrangement, incurred payroll costs, rent and overhead of $ 649,316 (2004 - $ 826,379) and paid for the purchase of office equipment of $ 9,405 (2004 - $ 13,925). Effective June 24, 2005, the
     officer of the subsidiary is no longer employed by the Company and therefore is no longer a related party.

8.   COMMITMENTS

     The Company leases office premises under operating leases that expire at various dates during the 2006 through 2007 fiscal years. The Company's minimum lease payments under the agreements are as follows:

     2006   $648,543
     2007     74,787
            --------
            $723,330
            --------

9.   INTEREST AND FINANCING COSTS

                                                      September 30,   September 30,
                                                          2005             2004
                                                      -------------   -------------
     CANADIAN OPERATIONS
        Interest on obligations under capital lease    $      520            763
                                                       ----------       --------
     U.S. OPERATIONS
        Interest and loan fees on long-term debt       $1,085,422       $587,800
        Amortization of financing costs                   159,289         91,256
        Interest on obligations under capital lease           347          3,102
                                                       ----------       --------
                                                        1,245,058        682,158
                                                       ----------       --------
                                                       $1,245,578       $682,921
                                                       ----------       --------

     Early payment fees related to Oak Street and FCC loan facilities are included in interest and loan fees on long-term debt ($336,655) in June 30, 2005.

10.  SEGMENT DISCLOSURES

     The Company operates in two geographic regions, Canada and the United States. There were no inter-segment transactions during the reporting periods:

     OPERATING SEGMENTS

                                             SIX MONTHS ENDED SEP 30, 2005        SIX MONTHS ENDED SEPTEMBER 30, 2004
                                         -------------------------------------   -------------------------------------
                                           CANADA        US       CONSOLIDATED     CANADA        US       CONSOLIDATED
                                         ---------   ----------   ------------   ---------   ----------   ------------
     Revenue                             2,302,502    3,864,919     6,167,421    2,670,224    2,374,961     5,045,185
     Net earnings (loss)                    38,041   (2,086,117)   (2,048,076)    (206,738)  (1,209,334)   (1,416,072)
     Identifiable assets                 4,473,684   15,260,672    19,734,356    4,933,127   19,414,465    24,347,592
     Additions to
        - Computer systems and office
          equipment                                       7,644         7,644        4,808       43,218        48,026
        - Goodwill                              --           --            --           --    6,598,082     6,598,082
     Depreciation and amortization         124,954      704,881       829,835      132,876      324,795       457,671
     Interest and financing costs              520    1,245,058     1,245,578          763      682,158       682,921
     Computer systems and office
        equipment and goodwill           1,679,544    7,625,776     9,305,320    1,727,503   10,752,883    12,480,386

     OPERATING SEGMENTS

                                            THREE MONTHS ENDED SEP 30, 2005      THREE MONTHS ENDED SEPTEMBER 30, 2004
                                         -------------------------------------   -------------------------------------
                                           CANADA        US       CONSOLIDATED     CANADA        US       CONSOLIDATED
                                         ---------   ----------   ------------   ---------   ----------   ------------
     Revenue                             1,096,543    1,637,283     2,733,826    1,289,282    1,239,697     2,528,979
     Net earnings (loss)                   (33,857)    (959,775)     (993,632)    (319,451)    (737,765)   (1,057,216)
     Identifiable assets                 4,473,684   15,260,672    19,734,356    4,933,127   19,414,465    24,347,592
     Additions to
        - Computer systems and office
          equipment                                       3,522         3,522        1,215       20,483        21,698
        - Goodwill                              --           --            --           --    6,612,201     6,612,201
     Depreciation and amortization          62,477      346,481       408,958       66,050      202,703       268,753
     Interest and financing costs              244      337,140       337,384          367      394,860       395,227
     Computer systems and office
        equipment and goodwill           1,679,544    7,625,776     9,305,320    1,727,503   10,752,883    12,480,386

11.  SUBSEQUENT EVENT

     On or about June 17, 2005, DKWS Enterprises, Inc. (DKWS") filed an action (the Initial Action") against Addison York alleging that approximately U.S.$583,500 is due and owing by Addison York to DKWS. On or about July 14, 2005, Addison York filed legal proceedings against John Kabaker, DKWS and the Kabaker Family Trust of July 1998 (collectively, the "DKWS Group") for, interalia, breach of contract and misrepresentation concerning the purchase of the net assets of Vista and is claiming damages in the amount of approximately U.S.$3,136,000 or in the alternative, rescission of the purchase and sale agreement in respect of the purchase of the net assets of Vista.

     On or about July 29, 2005, DKWS filed an amendment to the Initial Action filed on June 17, 2005 and have added the Company as a defendant, and DKWS Group, as plaintiffs, alleging, interalia, $583,500 is due and owing by the Company to DKWS, breach of certain contracts, including wrongful dismissal of John Kabaker and is claiming damages according to proof and costs. On the advice of counsel, the Company is of the view that the legal proceedings and claims by the DKWS Group are without merit. The Company intends to vigorously defend against the actions by the DKWS Group and at the same time vigorously pursue its claim against the DKWS Group. Pursuant to the above noted alleged breach of contract by John Kabaker, DKWS and the Kabaker Family Trust of July 1998, the Company exercised its rights under the Agency Agreement and Share Pledge Agreement (both dated October 1,2003), and on or about June 22, 2005, seized the shares and bank accounts of DKWS.

     On September 15, 2005, John Kabaker filed a complaint with the U.S. Department of Labor, for unlawful retaliation pursuant to section 806 of the Sarbanes-Oxley Act. On the advice of counsel, the Company is of the view that the claim is without merit. It is the intent of the Company to vigorously defend the Company against the claim.

               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.

                               SECOND QUARTER 2005

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

                    FOR THE THREE MONTHS AND SIX MONTHS ENDED

                                 SEPTEMBER 2005

NOVEMBER 14, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis may contain forward looking statements and information. Forward looking statements are statements that are not historical fact and are generally identified by words such as "believe", "expects", "projects" and words of similar connotation. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict, and are usually beyond the control of management, that could cause actual results to be materially different from those expressed by these forward looking statements. Risks and uncertainties include, but are not limited to, risk with respect to general economic conditions, changes in the insurance marketplace, regulations and taxes, restrictive terms and conditions, coverage exclusions and higher prices in every line of insurance. Readers are cautioned not to place undue reliance on these forward looking statements.

The Company does not undertake to update or re-issue the forward looking statements that may be contained herein, whether as a result of new information, future events or otherwise.

OVERVIEW

Anthony Clark International Insurance Brokers Ltd.'s (the "Company") primary business activity involves the operation of general insurance brokerages in Canada and the United States. Shares of the Company trade on the Toronto Stock Exchange ("TSE") under the symbol "ACL" and on the NASDAQ OTC under the symbol "ACKBF". The Company, founded in 1989, has expanded through internal growth and acquisitions. The Company operates in two economic environments and revenues are attributed to geographic areas based on the location of resources producing the revenues.

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the six months ended September 30, 2005, included elsewhere herein, and the audited consolidated financial statements and MD&A for the year ended March 31, 2005, included in the 2005 Annual Report to Shareholders. The unaudited interim consolidated financial statements for the six months ended September 30, 2005 and the audited consolidated financial statements are both prepared in accordance with Canadian generally accepted accounting principles. These filings along with the Company's Annual Information Form are available at www.sedar.com.

All amounts are in Canadian Dollars unless otherwise indicated.

RESULTS OF OPERATIONS

For the six months ending September 30, 2005

REVENUE

The Company's revenue has increased to $6,167,421 for the six months ending September 30, 2005 from $5,045,185 for the six months ending September 30, 2004 (22.2%) primarily due to revenue generated from the new US acquisitions in Virginia and Illinois, partially offset by lower revenue in Canadian operations due to the implementation of new legislation related to auto insurance in Alberta, which sets a maximum premium that can be charged for auto insurance.

EXPENSES

Salaries and wages have increased to $4,152,850 for the six months ending September 30, 2005 from $3,595,335 for the six months ending September 30, 2004 primarily due to salaries and wages of new US acquisitions in Virginia and Illinois, partially offset by cost reductions made in the US operations.

Rent increased to $477,352 for the six months ending September 30, 2005 from $322,958 for the six months ending September 30, 2004 primarily due to rent related to the new US acquisitions in Virginia and Illinois.

General and administrative expenses increased to $1,487,344 for the six months ending September 30, 2005, from $950,373 for the six months ending September 30, 2004 mainly due to the inclusion of general and administrative expenses of new US acquisitions in Virginia and Illinois and legal expenses paid in quarter one for the repayment of Oak Street and First Capital financing and legal expenses related to the Kabaker dispute.

Revenue and expenses for the new US operations relate to the acquisitions made by the Company in the second and fourth quarters of the fiscal year ending March 31, 2005. As a result, there are no comparative numbers for the US operations in the six months ending and the three months ending September 30, 2004.

For the three months ending September 30, 2005

REVENUE

The Company's revenue has increased to $2,733,826 for the three months ending September 30, 2005 from $2,528,979 for the three months ending September 30, 2004 (8%) primarily due to revenue generated from the new US acquisitions in Virginia and Illinois partially offset by lower revenue in Canadian operations due to the implementation of new legislation related to auto insurance in Alberta, which sets a maximum premium that can be charged for auto insurance. Revenue in September 2005 quarter is historically lower compared to the other quarters.

EXPENSES

Salaries and wages have increased to $1,930,599 for the three months ending September 30, 2005 from $1,810,099 for the three months ending September 30, 2004 primarily due to salaries and wages of new US acquisitions in Virginia and Illinois, partially offset by cost reductions in the US operations.

Rent increased to $239,503 for the three months ending September 30, 2005 from $168,056 for the three months ending September 30, 2004 primarily due to rent related to the new US acquisitions in Virginia and Illinois.

General and administrative expenses increased to $826,859 for the three months ending September 30, 2005, from $533,638 for the three months ending September 30, 2004 mainly due to the inclusion of general and administrative expenses of new US acquisitions in Virginia and Illinois and legal expenses related to the Kabaker dispute.

Revenue and expenses for the new US operations relate to the acquisitions made by the Company in the second and fourth quarters of the fiscal year ending March 31, 2005. As a result, there are no comparative numbers for the US operations in the six months ending and the three months ending September 30, 2004.

EARNINGS FROM OPERATIONS BEFORE INTEREST AND FINANCING COSTS AND TAXES AND DEPRECIATION AND AMORTIZATION (EBITDA)

The Company's earnings increased from $(235,124) (EBITDA) for the six months ending September 30, 2004 to $49,875 (EBITDA) for the six months ending September 30, 2005, and increased from $(394,458) for the three months ending September 30, 2004 to $(263,135) for the three months ending September 30, 2005, primarily due to EBITDA generated from the new US acquisitions in Virginia and Ilinois, the benefit of cost reduction initiatives in the US operations, offset by legal expenses related to the Kabaker dispute and a decrease of $411,275 which was included in the six month period ending September 30, 2004 for stock based compensation expense. EBITDA as a percentage of revenue has increased from (4.6%) for the six months ending September 30, 2004 to 0.8% for the six months ending September 30, 2005. Management continues to streamline the costs associated with its US operations and expects further EBITDA improvements in upcoming quarters from these adjustments together with the effect of new acquisitions.

EBITDA is discussed and presented here as a non-Generally Accepted Accounting Principles measure because it is management's major performance indicator. EBITDA is reconciled to Net loss below.

RECONCILIATION OF EBITDA TO NET LOSS

Six months ending September 30,                           2005          2004
-------------------------------                       -----------   -----------
Revenue                                               $ 6,167,421   $ 5,045,185
Earnings before the following (EBITDA)                     49,875      (235,124)
Interest and Financing Costs                           (1,245,578)     (682,921)
Depreciation and amortization                            (829,835)     (457,671)
Income Taxes (expense) recovery                           (22,538)      (40,356)
NET LOSS                                              $(2,048,076)  $(1,416,072)

INTEREST AND FINANCING COSTS

                                                   September 30,   September 30,
                                                        2005            2004
                                                   -------------   -------------
CANADIAN OPERATIONS
   Interest on obligations under capital lease       $      520       $    763
                                                     ----------       --------
U.S. OPERATIONS
   Interest and loan fees on long-term debt          $1,085,422       $587,800
   Amortization of financing costs                      159,289         91,256
   Interest on obligations under capital lease              347          3,102
                                                     ----------       --------
                                                      1,245,058        682,158
                                                     ----------       --------
                                                     $1,245,578       $682,921
                                                     ----------       --------

Early payment fees related to Oak Street and FCC loan facilities are included in interest and loan fees on long-term debt ($336,655) in June 30, 2005.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization increased to $829,835 for the six months ending September 30, 2005 from $457,671 for the six months ending September 30, 2004, mainly due to the increased amortization resulting from the acquisitions in the second and fourth quarters of the year ending March 31, 2005, primarily the Virginia operation where the customer accounts are being amortized over 2 years.

Depreciation and amortization increased to $408,958 for the three months ending September 30, 2005 from $268,753 for the three months ending September 30, 2004, mainly due to the increased amortization resulting from the acquisitions in the second and fourth quarters of the year ending March 31, 2005, primarily the Virginia operation where the customer accounts are being amortized over 2 years.

SUMMARY QUARTERLY INFORMATION

The following table summarizes the Company's key consolidated financial information for the last eight quarters.

     - Revenue increase starting in the December 2004 quarter was due to US acquisitions in Virginia, and Illinois for quarter ending March 31, 2005. Revenues from the new acquisitions are included from the closing date of the respective acquisitions.

     - EBITDA is defined as Earnings before interest, income taxes, and depreciation and amortization.

     - EBITDA is discussed and presented here as a non-Generally Accepted Accounting Principles measure because it is management's major performance indicator. EBITDA is reconciled to Net loss above.

     - EBITDA loss in the September 2004 quarter was primarily related to the non-cash stock-based compensation ($411,275) expensed in that quarter.

     - EBITDA in the March 2005 quarter was primarily related to the US acquisitions in Virginia and Illinois.

     - Net earnings (loss) in the March 2005 quarter was primarily related to the impairment of deferred financing costs and unamortized loan discounts on reclassified long-term debt $2,539,697 (non-cash expenses).

     - Revenue in September 2005 quarter is historically lower compared to the other quarters.

     - EBITDA loss for the September 2005 quarter was primarily due to lower revenues and legal expenses related to Kabaker dispute.

                              FY 2006                              FY2 2005                             FY 2004
                      ----------------------   -----------------------------------------------   ---------------------
                         SEP          JUN          Mar         Dec          Sec         Jun         Mar         Dec
                      ---------   ----------   ----------   ---------   ----------   ---------   ---------   ---------
Revenues              2,733,826    3,433,595    4,872,382   3,146,777    2,528,979   2,516,206   2,828,346   2,035,137
EBITDA                 (263,135)     313,010    1,732,032      27,253     (394,456)    159,332     433,850      43,376
Net eanings (loss)     (993,632)  (1,054,444)  (2,079,926)   (974,156)  (1,057,215)   (358,857)    (54,305)   (629,271)

Earnings (loss) per
   share Basic and
   Diluted                (0.12)       (0.13)       (0.26)      (0.12)       (0.13)      (0.05)      (0.01)      (0.08)

FINANCIAL CONDITION AND CHANGES IN FINANCIAL CONDITION

The Company's balance sheet as at September 30, 2005 as compared to March 31, 2005 reflects a net increase in working capital of $16,902,144 primarily due to repayment of the Oak Street and First Capital facility with the proceeds received from United States lenders, Bridge Healthcare Finance, LLC and Bridge Opportunity Finance, LLC ("Bridge") and reclassification of the remaining seller debt to long-term debt. Other major changes include a net increase in deferred financing costs of $2,441,836 related to the new Bridge financing, a net decrease in long-term debt of $1,467,913 including a purchase price adjustment and related downward adjustment to the note payable for the Vista acquisition of U.S.$2,674,362 and increase due to the Bridge financing. Shareholder's equity decreased $1,028,629, primarily due to an operating loss of $2,048,076, offset by the increase in contributed surplus in the amount of $666,118 related to the fair value of share purchase warrants issued to Bridge and increase in share capital of $306,660 due to the issuance of 383,325 shares in the quarter ended September 30, 2005.

FINANCIAL RESOURCES AND LIQUIDITY

At September 30, 2005, the Company had a working capital of $116,649, obligations under capital leases of $13,868 and long-term debt of $15,840,381.

On June 15, 2005, the Company closed a U.S.$ 25,000,000 ($ 30,750,000) secured debt financing arrangement with United States lenders, Bridge Healthcare Finance, LLC and Bridge Opportunity Finance, LLC (collectively, the "Lenders") whereby the Lenders have agreed to provide a U.S.$ 25,000,000 ($ 30,750,000) five year term loan facility (the "Facility") to the Company.

The Company can borrow an aggregate amount, not to exceed at any time outstanding, three times the trailing twelve month adjusted Earnings Before Interest, Income Taxes, Depreciation and Amortization (EBITDA). The Facility will mature on June 15, 2010. Principal repayments are based upon an excess cash flow availability formula. Interest is payable monthly calculated at the rate of prime plus 6.25% per annum, but at no time less than 12% per annum, with an effective rate reduction of 1.5% and 2.5% for new equity raised of U.S.$ 3.0 million and U.S.$ 5.0 million respectively. As additional consideration for providing the Facility, the Company has issued the Lenders a total of 1,439,128 warrants exercisable to purchase 1,439,128 common shares at a price of $ 0.80 per share until June 15, 2010.

The Facility has been fully guaranteed and collateralized by the Company.

The initial term loan proceeds of U.S.$ 7,527,105 were used to repay the credit facilities that were in default as of March 31, 2005 in the amount of U.S.$ 6,458,460, and pay the costs of U.S.$ 1,515,000 incurred in relation to the Facility. On June 30, 2005, the Company was advanced an additional US$500,000 under the Facility for working capital. Additional legal costs of $181,223 have been incurred in relation to the Facility. The balance of the Facility may only be used to fund permitted acquisitions within the United States.

Shareholders' equity has decreased from $2,408,969 as at March 31, 2005 to $1,380,340 as at September 30, 2005 due primarily to the operating loss for the six month period ended September 30, 2005 of $2,048,076 which included early payment fees paid to Oak Street and First Capital ($336,655) and depreciation and amortization ($829,835), and the increase in contributed surplus in the amount of $666,118 related to the fair value of share purchase warrants issued to Bridge and increase in share capital of $306,660 due to the issuance of 383,325 shares in the quarter ended September 30, 2005.

The following table sets forth the Company's future contractual and long-term obligations as at September 30, 2005:

                                              Less than    1 - 3      3 - 5     More than
CONTRACTUAL OBLIGATIONS             Total       1 Year     Years      Years      5 years
-----------------------           ---------   ---------   -------   ---------   ---------
Capital Lease Obligations            23,493       9,625    11,088       2,780          --
Operating Lease Obligations         723,330     648,543    74,787                      --

LONG-TERM DEBT
Kabaker Family Trust                679,510               107,172     205,303     367,035
Schuneman Insurance Agency Inc.   1,341,070          --   168,714     502,491     669,865
Bridge Healthcare Funding         9,320,272          --        --          --   9,320,272
Emmett Lescroart                  3,773,575          --        --   3,773,575          --
Al Vinciguerra Ltd.                 942,724     216,770   481,684     244,270          --

SHARE CAPITAL

     Authorized

          Unlimited common shares without par value

                                   2005                      2004
                         -----------------------   -----------------------
                           Shares       Amount       Shares       Amount
                         ---------   -----------   ---------   -----------
Issued
March 31,                7,955,153   $ 9,895,142   7,955,153   $10,001,138
Share issue costs                                                   (1,974)
Common shares issued
   for debt settlement     383,325       306,660          --            --

September 30,            8,338,478   $10,201,802   7,955,153   $ 9,999,164

The normal course issuer bid expired May 19, 2005. The Company did not repurchase any of its shares during the quarter ended June 30, 2005.

On August 18, 2005, a debt of US$250,000 was settled by the issuance of 383,325 common shares.

Share Purchase Warrants

A summary of the Company's share purchase warrants outstanding and exercisable as at September 30, 2005, and changes related thereto, are as follows:

                                            Exercise
                              Outstanding     Price
                              -----------   --------
Balance, March 31, 2005          263,098      $1.60
Issued                         1,439,128       0.80
                               ---------      -----
Balance, September 30, 2005    1,702,226      $0.92
                               ---------      -----

The share purchase warrants exercisable at $1.60 per warrant expire February 28, 2006 and the share purchase warrants exercisable at $.80 expire June 15, 2010. No share purchase warrants were exercised during the six month period ended September 30, 2005.

The fair value of the share purchase warrants issued in the quarter ended June 30, 2005 has been accounted for as Deferred Financing Costs ($664,704).

The fair value of share purchase warrants issued to Bridge was estimated on the date of award using the Black-Scholes option pricing model with the following assumptions:

                            2005
                          -------
Risk-free interest rate       2.6%
Estimated volatility           67%
Expected lives            5 years

The average fair value of share purchase warrants issued during the June 30, 2005 quarter, as calculated using the Black-Scholes option pricing model, was $
0.46 per share purchase warrant.

The Black-Scholes option pricing model was developed for use in estimating the fair value of stock options that have no vesting provisions and are fully transferable. Also, option pricing models require the use of estimates and assumptions including expected volatility. The Company uses expected volatility rates which are based upon historical volatility rates. Changes in the underlying assumptions can materially affect these fair value estimates.

STOCK-BASED COMPENSATION

The Company has an incentive stock option plan, which provides for the award of stock options to directors, officers, employees and consultants. A maximum of 1,309,811 common shares are reserved under the plan. The terms and exercise prices of all stock option awards are determined by the directors at the time of issue. All stock options awarded prior to March 31, 2001 vested immediately. Stock options awarded during the year ended March 31, 2002 vest over periods of up to five years. All stock options awarded during the years ended March 31, 2004 and 2005 vested immediately.

     Changes in options during the periods ended September 30, 2005 and March 31, 2005 are as follows:

                                     September 30, 2005        March 31, 2005
                                   ---------------------   ---------------------
                                               Weighted-               Weighted-
                                                average                 average
                                   Number of    exercise   Number of    exercise
                                    options      price      options      price
                                   ---------   ---------   ---------   ---------
Outstanding, beginning of period   1,290,411    $ 1.00     1,308,811     $ 1.23
Awarded                                   --        --       520,000       1.10
Cancelled                            (15,000)    (1.10)       (4,000)     (1.00)
Expired                                   --        --      (534,400)     (1.69)
                                   ---------    ------     ---------     ------
Outstanding, end of period         1,275,411    $  .99     1,290,411     $ 1.00
                                   =========    ======     =========     ======
Exercisable, end of period         1,262,411    $  .99     1,277,411     $ 1.00
                                   ---------    ------     ---------     ------

     The following table sets forth information relating to stock options outstanding as at September 30, 2005:

                                Number        Weighted                   Number
                             outstanding      average     Weighted-    exercisable    Weighted
              Range of            at         remaining     average          at         average
              exercise      September 30,   contractual    exercise   September 30,   exercise
 Expiry        prices            2005           life        price          2005         price
--------   --------------   -------------   -----------   ---------   -------------   --------
10/26/06            $1.00       431,000         1.08        $1.00         420,500       $1.00
03/18/07             1.15         5,000         1.46         1.15           2,500        1.15
08/29/08             0.81       319,411         2.92         0.81         319,411        0.81
08/29/08             1.00        15,000         2.92         1.00          15,000        1.00
08/05/09             1.10       490,000         3.83         1.10         490,000        1.10
08/16/09             1.25        15,000         3.83         1.25          15,000        1.25
           --------------     ---------         ----        -----       ---------       -----
           $0.81 to $1.25     1,275,411         2.65        $ .99       1,262,411       $ .99
           ==============     =========         ====        =====       =========       =====

RELATED PARTY TRANSACTIONS

The Company enters into transactions with related parties from time to time in the normal course of business. Related party transactions are measured at the exchange amount, being the amount of consideration established and agreed to between the related parties, unless otherwise noted.

The amount due from an officer and director bears interest at the Royal Bank of Canada's prime rate of interest and is collateralized by a pledge of marketable securities and a pledge of other personal assets. The amount is repayable on demand but the Company does not anticipate requesting full repayment during the 2006 fiscal year.

Two directors are also partners with law partnerships. During the six months ended the Company incurred $ 182,940 (2004 -$164,338) of legal fees with these law partnerships.

The Company processed certain of its insurance policy sales through facilities owned by an officer of the subsidiary. During the quarter ended June 30, 2005, the Company processed $ 667,269 (2004 - $ 723,244) of revenue through this arrangement, incurred payroll costs, rent and overhead of $ 649,316 (2004 - $ 826,379) and paid for the purchase of office equipment of $ 9,405 (2004 - $ 13,925). Effective June 24, 2005, the officer of the subsidiary is no longer employed by the Company and therefore is no longer a related party.

SUBSEQUENT EVENT

On or about June 17, 2005, DKWS Enterprises, Inc. (DKWS") filed an action (the Initial Action") against Addison York alleging that approximately U.S.$583,500 is due and owing by Addison York to DKWS. On or about July 14, 2005, Addison York filed legal proceedings against John Kabaker, DKWS and the Kabaker Family Trust of July 1998 (collectively, the "DKWS Group") for, interalia, breach of contract and misrepresentation concerning the purchase of the net assets of Vista and is claiming damages in the amount of approximately U.S.$3,136,000 or in the alternative, rescission of the purchase and sale agreement in respect of the purchase of the net assets of Vista.

On or about July 29, 2005, DKWS filed an amendment to the Initial Action filed on June 17, 2005 and have added the Company as a defendant, and DKWS Group, as plaintiffs, alleging, interalia, $583,500 is due and owing by the Company to DKWS, breach of certain contracts, including wrongful dismissal of John Kabaker and is claiming damages according to proof and costs. On the advice of counsel, the Company is of the view that the legal proceedings and claims by the DKWS Group are without merit. The Company intends to vigorously defend against the actions by the DKWS Group and at the same time vigorously pursue its claim against the DKWS Group. Pursuant to the above noted alleged breach of contract by John Kabaker, DKWS and the Kabaker Family Trust of July 1998, the Company exercised its rights under the Agency Agreement and Share Pledge Agreement (both dated October 1,2003), and on or about June 22, 2005, seized the shares and bank accounts of DKWS.

On September 15, 2005, John Kabaker filed a complaint with the U.S. Department of Labor, for unlawful retaliation pursuant to section 806 of the Sarbanes-Oxley Act. On the advice of counsel, the Company is of the view that the claim is without merit. It is the intent of the Company to vigorously defend the Company against the claim.

CRITICAL ACCOUNTING POLICIES

Critical accounting policies are defined as those that are both very important to the portrayal of the Company's financial condition and results, and require management's most difficult, subjective or complex judgments. We are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon available information, historical information and/or forecasts. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting periods. Actual results could differ from these estimates. The accounting policies which management believes are the most critical to aid in fully understanding and evaluating our reported financial results include those relating to business acquisitions and accounting for the resulting customer account, goodwill and non-competition agreements, stock-based compensation and income taxes

IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets are assessed for impairment when events and circumstances warrant. The carrying value of a long-lived asset is impaired when the carrying amount exceeds the estimated undiscounted net cash flow from use and fair value. In that event, the amount by which the carrying value of an impaired long-lived asset exceeds its fair value is charged to earnings.

BUSINESS COMBINATIONS

Business acquisitions are accounted for using the purchase method whereby the fair value of consideration given is allocated to identifiable assets acquired and liabilities assumed. The results of operations and cash flows of an acquired business are included in the Company's financial statements from the date of acquisition. Where the consideration given is subject to contingent adjustment based on future periods' operating results, such adjustment is recognized in the period the contingency is resolved.

CUSTOMER ACCOUNTS

Acquired customer accounts are carried at cost less accumulated amortization. Amortization is provided on a straight-line basis over estimated useful lives of between two and seventeen years. The carrying value of customer accounts is periodically assessed for impairment in accordance with the Company's accounting policy for impairment of long-lived assets.

GOODWILL

Goodwill results from business combinations and represents the excess of the consideration given over the fair value of identifiable net assets acquired. Goodwill is not subject to amortization but is subject to an impairment test that is performed at least annually.

NON-COMPETITION AGREEMENTS

Non-competition agreements are secured at the time of business combinations and are recognized at their estimated fair value at the date of acquisition. Amortization is provided on a straight-line basis over their estimated useful lives of between six and ten years. Impairment is periodically assessed in accordance with the Company's policy for impairment of long-lived assets.

STOCK-BASED COMPENSATION

Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company's stock, the expected lives of awards of stock-based compensation, the fair value of the Company's stock and the risk-free interest rate. The estimated fair value of awards of stock-based compensation are charged to expense as awards vest, with offsetting amounts recognized as contributed surplus.

INCOME TAXES

Income taxes are recorded using the liability method. Under this method, current income taxes are recognized for the estimated income taxes payable for the year. Future income tax assets and liabilities are recognized for the estimated income tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are recognized using enacted or substantively enacted income tax rates. Future income tax assets are recognized with respect to deductible temporary differences and loss carryforwards only to the extent their realization is considered more likely than not.

NOTICE TO READER

The accompanying unaudited interim consolidated financial statements of the Company for the six months ended September 30, 2005 have been prepared by management and approved by the audit committee. These statements have not been reviewed by the Company's external auditors.

Dated: November 14, 2005


"Primo Podorieszach"                    "Mahesh Bhatia"
-------------------------------------   ----------------------------------------
Primo Podorieszach                      Mahesh Bhatia
President and CEO                       Chief Financial Officer